

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2019

Juan José Chacón Quirós
Chief Executive Officer
Establishment Labs Holdings Inc.
Building B15 and 25
Coyol Free Zone
Alajuela
Costa Rica

> **Re: Establishment Labs Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed November 12, 2019**
> **File No. 333-234649**

Dear Mr. Quirós:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elton Satusky, Esq.